SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Filing of Base Registration Statement with Financial Services Commission

Regarding Offerings of Unsecured Bonds

On July 28, 2008, Kookmin Bank (the “Bank”) filed a base registration statement (the “Base Registration Statement”) with the Financial Services Commission of Korea (the “FSC”) to register up to Won 4.3 trillion of unsecured bonds of the Bank (the “Unsecured Bonds”) to be offered between the date of effectiveness of the Base Registration Statement (which is expected to be August 4, 2008) and December 31, 2008. The Bank expects to offer the following amounts of Unsecured Bonds during such period:

Month – Year	Amount of Unsecured Bonds To Be Offered (in billions of Won)
August 2008	1,600
September 2008	1,300
October 2008	600
November 2008	600
December 2008	200

Total	4,300

Specific details regarding each offering or sale to be made under the Base Registration Statement, including the price, use of proceeds and terms, will be disclosed in a supplement to the Base Registration Statement that the Bank will file with the FSC at the time of each such offering or sale. The Bank may also file a new base registration statement prior to December 31, 2008 in the event that the Bank has offered and sold all of the Won 4.3 trillion of Unsecured Bonds registered under the Base Registration Statement prior to such time.

The Unsecured Bonds will not be offered or sold in the United States. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 28, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director